

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

Via E-mail
Paul Bang Zhang
Chief Financial Officer
Mecox Lane Limited
22nd Floor, Gems Tower, Building 20
No. 487 Tianlin Road, Shanghai 200233
People's Republic of China

      Re: **Mecox Lane Limited**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 18, 2012
              File No. 001-34904

Dear Mr. Zhang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining